UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal period ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number: 1-11605

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
ABC, Inc. Savings and Investment Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Walt Disney Company
500 South Buena Vista Street, Burbank, California 91521
(818) 560-1000

The Walt Disney Company
Index to Exhibits

Exhibit Number	Description

99.1	Financial statements for the ABC, Inc. Savings and Investment Plan for the fiscal year ended December 31, 2005

99.2	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ABC, Inc. Savings and Investment Plan
(Name of Plan)
By:	/s/ Thomas O. Staggs
(Thomas O. Staggs, Senior
Executive Vice President and Chief Financial Officer, The Walt Disney Company)
June 23, 2006
Burbank, California